UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(x)	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007.

Or

( )	Transition report pursuant to Section 15(d) of the Securities exchange Act of 1934

For the transition period from _________________ to _____________________.

Commission File No. 001-11595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Astec Industries, Inc. 401(k) Retirement Plan
1725 Shepherd Road
Chattanooga, Tennessee 37421

(423) 899-5898

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASTEC INDUSTRIES, INC.
1725 Shepherd Road
Chattanooga, Tennessee 37421

(423) 899-5898

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

    Audited Financial Statements and Supplemental Schedules
    Astec Industries, Inc. 401(k) Retirement Plan
    As of December 31, 2007 and 2006 and for the year ended December 31, 2007 with
                       Reports of Independent Registered Public Accounting Firm

    Reports of Independent Registered Public Accounting Firm

    Audited Financial Statements:
        Statements of Net Assets Available for Benefits
        Statement of Changes in Net Assets Available for Benefits
        Notes to Financial Statements

    Supplemental Schedules:
        Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
        Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

    Edgar filing only:
        Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Audited Financial Statements and Supplemental Schedules

Astec Industries, Inc 401(k) Retirement Plan

As of December 31, 2007 and 2006, and for the Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

Astec Industries, Inc. 401(k) Retirement Plan
Audited Financial Statements and Supplemental Schedules
As of December 31, 2007 and 2006, and for the Year Ended December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedules	11
Schedule H, Line 4(a)-Schedule of Delinquent Participant Contributions	12
Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year)	13

Report of Independent Registered Public Accounting Firm

The Plan Committee
Astec Industries, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Astec Industries, Inc. 401(k) Retirement Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2007, and assets (held at end of year) as of December 31, 2007, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Chattanooga, Tennessee
June 19, 2008

Astec Industries, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value	$135,539,978	$118,368,906
Contribution receivables:
Participants	12,964	209,543
Employer	96,913	193,811
Total receivables	109,877	403,354
Total assets	135,649,855	118,772,260

Liabilities
Excess participant contributions payable	78,716	106,561
Net assets available for benefits at fair value	135,571,139	118,665,699
Adjustment from fair value to contract value for
investment in collective trust fund	203,951	232,545
Net assets available for benefits	$135,775,090	$118,898,244

See accompanying notes.

Astec Industries, Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions to net assets attributed to:
Investment income	$10,442,711

Contributions:
Participants	9,613,217
Employer	4,123,872
Rollover	4,731,526
18,468,615
Total additions	28,911,326

Deductions from net assets attributed to:
Net depreciation in fair value of investments	3,203,035
Benefits paid to participants	8,803,602
Administrative expenses	27,843
Total deductions	12,034,480

Net increase	16,876,846

Net assets available:
Beginning of year	118,898,244
End of year	$135,775,090

See accompanying notes.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2007

1. Description of Plan

The following description of the Astec Industries, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Astec Industries, Inc. and its subsidiaries (the Company) who have reached age eighteen. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by a committee appointed by the Company.

Contributions

Participants may elect to contribute up to 40% of their base salary through payroll deductions, as defined under the provisions of the Plan document, subject to Internal Revenue Code (the Code) limitations. The Company matches 75% of each participant’s contribution up to 4% of the participant’s compensation. Participants who will attain age 50 before the close of the Plan year are eligible to make additional catch-up contributions, subject to Code limitations. Catch-up contributions are not eligible for the match contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and Plan investment results. Allocations of Plan earnings are based on participant account balances, as defined. Participants may change their investment options daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their entire account balance.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, reduced by certain items identified in the Plan document, or 50% of their vested account balance, whichever is lower. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount equal to the value of his or her account on the date of distribution.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated or contributions are permanently discontinued, benefits will remain 100% vested and will be distributed in accordance with the provisions of the Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investments

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted prices in an active market, which represent the net asset values of shares held by the Plan at year-end. Shares of common stock are valued at quoted prices in an active market as of the last business day of the Plan year. The loans to participants are valued at their outstanding balances, which approximate fair value.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through its J.P. Morgan Stable Value Investment Fund and the American Century Stable Asset Fund (the Collective Trust Funds). As required by the FSP, the statements of net assets available for benefits present the fair value of the Collective Trust Funds and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Collective Trust Funds is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Collective Trust Funds represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

The Plan sponsor pays administrative fees other than those for recordkeeping and trustee functions. The administrative fees paid by the Plan sponsor in 2007 included those for the annual audit, legal and discrimination testing. Loan administrative fees are charged to the borrowing participant’s account.

3. Investments

During 2007, the Plan’s investments depreciated in fair value as determined by quoted market prices as follows:

Net Appreciation (Depreciation) in Fair Value of Investments

Common stock	$663,598
Shares of registered investment companies	(3,866,633)
$(3,203,035)

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2007	2006

J.P. Morgan Stable Asset Investment Fund*	$14,270,837	$-
J.P. Morgan Intrepid Growth Fund	12,210,445	10,705,136
J.P. Morgan Smart Retirement 2020	8,465,742	-
J. P. Morgan Smart Retirement 2015	7,500,374	-
American Century Growth Fund	11,405,362	9,399,756
American Century Value Fund	13,229,422	14,844,759
American Century Vista	7,328,967	4,513,879
American Century Stable Asset Fund*	-	12,374,648
UBS US Large Capital Growth Fund	19,881,055	20,608,097
The Boston Company International Core Equity Fund	7,717,449	6,886,368
Astec Industries, Inc. Common Stock	8,083,935	8,558,548

*J.P. Morgan Stable Asset Investment Fund and the American Century Stable Asset Fund are shown at a fair value, the contract value at December 31, 2007 and 2006, is $14,474,788 and $12,607,193, respectively.

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated June 10, 2008, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Party-in-Interest Transactions

Transactions with parties in interest include investments in the Company’s common stock, participant loans, investments in JP Morgan Funds and investments through JP Morgan Chase Bank & Trust, the trustee.

7. Excess Participants Contributions Payable

During 2007 and 2006, the Company determined that excess participants contributions had been made based on nondiscrimination testing performed for the Plan. Accordingly, the Plan refunded the excess participants contributions, plus or minus earnings or losses thereon, of $78,716 and $106,561 in 2007 and 2006, respectively, subsequent to year end to comply with the applicable requirements of the Code. These amounts are recorded as excess participants contributions payable in the accompanying Statements of Net Assets Available for Benefits.

8. Reconciliation Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006

Net assets available for benefits per the financial statements	$135,775,090	$118,898,244
Deemed loans not reported on Form 5500	(58,036)	(53,969)
Adjustment to report collective trust fund at fair value	(203,951)	(232,545)
Net assets available for benefits per the Form 5500	$135,513,103	$118,611,730

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

8. Reconciliation Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per the Form 5500:

Year Ended December 31, 2007
Net increase in net assets available for benefits per the financial statements	$16,876,846
Less: deemed loans not reported on Form 5500 at December 31, 2007	(58,036)
Plus: deemed loans not reported on Form 5500 at December 31, 2006	53,969
Less: adjustment to report collective trust fund at fair value at December 31, 2007	(203,951)
Plus: adjustment to report collective trust fund at fair value at December 31, 2006	232,545
Net income per the Form 5500	$16,901,373

Supplemental Schedules

Astec Industries, Inc. 401(k) Retirement Plan
EIN: 62-0873631 Plan Number: 001

Schedule H, Line 4(a) –
Schedule of Delinquent Participant Contributions
Year Ended December 31, 2007

Participant Contributions	Total That Constitute
Transferred Late to Plan	Nonexempt Transactions
$10,809 (a)	$10,809 (a)
$154,973 (b)	$154,973 (b)
$98,145 (c)	$98,145 (c)

(a) Earnings on these contributions and loan repayments were deposited in April 2007.
(b) Earnings on these contributions and loan repayments were deposited in June 2007.
(c) Earnings on these contributions and loan repayments were deposited in December 2007.

Astec Industries, Inc. 401(k) Retirement Plan
EIN: 62-0873631 Plan Number: 001

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	American Century	Growth Fund	$11,405,362
	American Century	Vista Fund	7,328,967
	American Century	Value Fund	13,229,422
	American Century	Small Capital Value Fund	4,815,713
*	J.P. Morgan	Stable Asset Investment Fund	14,270,837
*	J.P. Morgan	Smart Retirement Income Fund	1,932,436
*	J.P. Morgan	Smart Retirement 2010 Fund	5,674,080
*	J.P. Morgan	Smart Retirement 2015 Fund	7,500,374
*	J.P. Morgan	Smart Retirement 2020 Fund	8,465,742
*	J.P. Morgan	Smart Retirement 2030 Fund	4,867,840
*	J.P. Morgan	Smart Retirement 2040 Fund	2,211,668
*	J.P. Morgan	Intrepid Growth Fund	12,210,445
	UBS	US Large Capital Growth Fund	19,881,055
	The Boston Company	International Core Equity Fund	7,717,449
	Schwab	Brokerage accounts	1,141,000
*	Astec Industries, Inc.	Common stock	8,083,935
*	Participant notes receivable	Interest Ranges from 5.0-10.5%, maturity varies through 2011	4,799,676
	Interest bearing cash		3,977
	Total assets held for investments		$135,539,978

*	Represents a party-in-interest to the Plan.
	Note: Cost information has not been included because all investments are participant-directed

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Chattanooga, State of Tennessee, on June 24, 2008.

ASTEC INDUSTRIES, INC.
401(k) RETIREMENT PLAN

By /s/F. McKamy Hall
F. McKamy Hall, Member
Astec Industries, Inc.
401(k) Retirement Plan Committee

Date: June 24, 2008